UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number 001-39171

BROOGE ENERGY LIMITED

(Translation of registrant’s name into English)

c/o Brooge Petroleum and Gas Investment Company FZE

P.O. Box 50170

Fujairah, United Arab Emirates

+971 9 201 6666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR

NO OFFER OR SOLICITATION

This report and the exhibit hereto are for informational purposes only and are neither an offer to sell, nor a solicitation of an offer to buy, any securities, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law.

The bonds referenced herein have been and will be offered only to qualified institutional buyers in reliance on Rule 144A under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and, outside the United States, only to non-U.S. investors pursuant to Regulation S under the Securities Act. The bonds have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction and have not been and will not be offered or sold in the United States absent an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

With respect to the potential follow-on issuances referenced herein and in the exhibit hereto, there can be no assurance that any follow-on issuances will occur, or if they do occur, as to their terms and conditions.

This report and the exhibit hereto contain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties concerning Brooge Petroleum and Gas Investment Company FZE’s (“BPGIC”) and Brooge Energy Limited’s (“Brooge Energy” or the “Company”) expected financial performance, as well as their strategic and operational plans. The actual results may differ materially from expectations, estimates and projections due to a number of risks and uncertainties and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “would,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These risks and uncertainties include, but are not limited to: (1) the ultimate geographic spread, duration and severity of the coronavirus outbreak and the effectiveness of actions taken, or actions that may be taken, by governmental authorities to contain the outbreak or ameliorate its effects; (2) BPGIC’s ability to obtain financing for Phase III on commercially reasonable terms; (3) BPGIC’s ability to negotiate and enter into development and offtake agreements on commercially reasonable terms; (4) the results of technical and design feasibility studies, including the Phase III FEED study; (5) the loss of any end-users; (6) changes in customer demand with respect to ancillary services provided by BPGIC including throughput, blending, heating, and intertank transfers; (7) BPGIC’s ability to effectively manage the risks and expenses associated with the construction of Phase II, Phase III and other growth and expansion projects; and (8) other risks and uncertainties indicated from time to time in filings with or submissions to the SEC by Brooge Energy. Readers are referred to the most recent reports filed with or furnished to the SEC by Brooge Energy. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

CONTENTS

Brooge Energy announced today that its wholly-owned subsidiary, BPGIC, successfully completed the issuance of a USD$200 million 5-year senior secured bond (with potential follow-on issuances of up to USD$50 million for a maximum aggregate borrowing limit of USD$250 million) in the Nordic bond market. The bonds will mature in September 2025 and have a fixed coupon of 8.50% per annum. The transaction is subject to customary closing conditions and settlement is expected to occur on September 24, 2020. BPGIC’s obligations under the bonds are guaranteed by Brooge Energy.

The bond issue provides a flexible financial platform to support the Company’s future growth agenda and marks a key milestone for the Company in entering the international bond market. The proceeds of the bond issue will, among other purposes, be used to repay existing bank debt for Phase I, thereby enabling the Company to have a single consolidated debt facility. It will also be used to fund remaining capital expenditures ahead of the launch of the Company’s Phase II oil storage facility. Pareto Securities acted as Sole Manager in the bond transaction.

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibit No.	Description of Exhibit
99.1	Press Release dated September 11, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOGE ENERGY LIMITED

Date: September 11, 2020	By:	/s/ Nicolaas L. Paardenkooper
		Name:	Nicolaas L. Paardenkooper
		Title:	Chief Executive Officer

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